SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                    (AMENDMENT NO. 3 - FINAL AMENDMENT)
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                           OPTEK TECHNOLOGY, INC.
                         (NAME OF SUBJECT COMPANY)

                           DKM ACQUISITION CORP.
                    THE DYSON-KISSNER-MORAN CORPORATION
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                683815 10 4
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                             __________________

                           JOHN FITZSIMONS, ESQ.
                    THE DYSON-KISSNER-MORAN CORPORATION
                        565 FIFTH AVENUE, 4TH FLOOR
                             NEW YORK, NY 10017
                         TELEPHONE: (212) 885-1600
                         FACSIMILE: (212) 986-2268
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                          STEPHEN M. BANKER, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                             NEW YORK, NY 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000


                         CALCULATION OF FILING FEE




 TRANSACTION VALUATION* $218,606,579           AMOUNT OF FILING FEE $43,722


   * Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 8,572,807 shares of common stock, $0.01 par value per share(the "Shares"), of Optek Technology, Inc. at a price of $25.50 per Share in cash, without interest. The filing fee calculation is based on the 7,642,773 Shares outstanding as of May 12, 1999 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 930,034 Shares upon the exercise of outstanding options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 (X)  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:  $43,722.
      Form or Registration No.:  Schedule 14D-1.
      Filing Party:  The Dyson-Kissner-Moran Corporation and DKM Acquisition
                     Corp.
      Date Filed:  May 18, 1999.



                                TENDER OFFER

      This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on May 18, 1999 (as amended and supplemented the "Statement") relating to the offer by DKM Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of The Dyson-Kissner-Moran Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Optek Technology, Inc., a Delaware corporation (the "Company"), at $25.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 1999 and in the related Letter of
 Transmittal.   Unless otherwise indicated, the capitalized terms used
 herein shall have the meanings specified in the Statement, including the Offer to Purchase filed as Exhibit (a)(1) thereto.


 ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      On June 21, 1999 (the "Effective Time"), pursuant to the Merger Agreement (as defined in the Offer to Purchase), the merger of Purchaser with and into the Company was consummated, with the Company as the surviving corporation, and the separate corporate existence of Purchaser thereupon ceased. As a result of the Merger (as defined in the Offer to Purchase), as of the Effective Time, each outstanding Share, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries including Purchaser and (iii) Dissenting Shares (as defined in the Merger Agreement), was automatically converted into the right to receive $25.50 per share in cash.


 ITEM 10.   ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on June 21, 1999, a copy of which is filed as Exhibit (a)(12) to the Schedule 14D-1.


 ITEM 11.   MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(12)  Press release of Parent dated June 21, 1999.


                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  June 21, 1999

                               DKM Acquisition Corp.


                               BY: /s/ Robert D. Farley
                                  --------------------------
                                  Name:   Robert D. Farley
                                  Title:  Vice President


                               The Dyson-Kissner-Moran Corporation


                               BY:  /s/ Robert D. Farley
                                    ------------------------------
                                    Name:   Robert D. Farley
                                    Title:  Vice President



                             INDEX TO EXHIBITS

                                                                 Sequential
 Exhibit                                                          Page No.
 -------                                                         -----------

 (a)(12)  --       Press Release of Parent dated June 21, 1999.